Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

December 19, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that it has entered into a US$50 million forward sale contract with Bank of America Merrill Lynch on a portion of its future lead and zinc production.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

December 19, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	December 19, 2012
Frankfurt – FMV

First Majestic Announces US$50M Forward Sale Contract on Base Metals

First Majestic Silver Corp. (“First Majestic” or the “Company”) (TSX - FR, NYSE - AG) is pleased to announce that it has entered into a US$50 million forward sale contract with Bank of America Merrill Lynch on a portion of its future lead and zinc production.

The Company has executed the forward sale contract at fixed prices of US$1.01 per pound (US$2,236 per metric tonne) for lead and US$0.96 per pound (US$2,116 per metric tonne) for zinc. The contract term is valid from January 2013 to June 2016, with a six month repayment holiday from January to June 2013. The forward sale of base metals can be repaid with metal from any of First Majestic’s operations and represents approximately 26% of the Company’s total estimated lead production and 33% of its estimated zinc production over this period. The purpose of this contract is to fund continuing expansion plans and for general working capital.

Keith Neumeyer, President and CEO of First Majestic comments, “We are pleased to have entered into this agreement to forward sell a portion of our base metal production from both our Del Toro and La Parrilla silver mines. Management considers this arrangement to be very favorable at current market prices and it allows our treasury to be topped up without having to dilute our shareholders. Furthermore, First Majestic remains committed to being un-hedged on its silver production in anticipation of higher silver prices in the future, while only forward selling a minor portion of our lead and zinc base metals.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.